P.O. Box 2600
Valley Forge, PA 19482-2600
610-669-8439
christyn_l_rossman@vanguard.com

July 19, 2017

via electronic filing

Ms. Lisa Larkin

U.S. Securities & Exchange Commission 100 F Street, N.E.

Washington, DC 20549

RE:	Vanguard New Jersey Tax-Free Funds (the “Trust”)
File No. 33-17351
Post-Effective Amendment Number 50

Ms. Larkin,

This letter responds to comments that you provided to us by telephone on July 10, 2017, regarding the above referenced post-effective amendment pertaining to the Vanguard New Jersey Tax-Exempt Funds
(the “Funds”). Each comment is summarized below, followed by the response to the comment.

Comment 1:	Prospectus – Fees and Expense – Vanguard New Jersey Municipal Money Market
Fund
Comment:	In the Shareholder Fees table, please explain the meaning of the line item “Purchase
Fee.”

Response:	Certain of the Vanguard funds have purchase and/or redemption fees; however, the New
Jersey Municipal Money Market Fund does not have a purchase fee or a redemption fee.
“Purchase Fee” is a standard line item on this table across the Vanguard funds to make investors aware of whether a particular fund has a purchase and/or redemptions fee. This fee is not a sales charge or load because it is paid directly to the fund to offset the costs of trading certain securities. As a fee charged based on the net asset value at the time of purchase the placement of the “Purchase Fee” line is appropriate pursuant to Item 3
Instruction 2(a) of Form N-1A.

Comment 2:	Prospectus – Fees and Expenses – Vanguard New Jersey Municipal Money Market
Fund
Comment:	Pursuant to Item 3 Instruction 3(e) of Form N-1A, please revise footnote 1 of the Annual
Fund Operating Expenses table to comply with the Item or delete the footnote in its entirety.

Response:	The footnote to the Annual Fund Operating Expenses is not a reference to a fee waiver nor an expense reimbursement, but rather included to explain why the Annual Fund
Operating Expenses reflected in the Fee Table are higher than the Annual Fund Operating
Expenses incurred during the Fund’s most recent fiscal year pursuant to Item 3
Instruction 3(d)(ii) of Form N-1A.

Comment 3:	Prospectus – Average Annual Total Returns Table – Vanguard New Jersey
Municipal Money Market Fund
Comment:	Pursuant to Item 4 Instruction 2(b) of Form N-1A, please explain in what manner the comparative benchmarks listed are appropriate within the meaning of the Form.

Response:	The SEC staff has previously recognized that disclosure of a broad-based securities market index is not necessarily useful for money market funds. The comparative benchmarks are consistent with prior staff guidance that a money market fund may, if it chooses, include information for other indexes, which would permit the use of a peer group index pursuant to Item 27(b)(7) Instruction 6 of Form N-1A.[1]

Comment 4:	Prospectus – Principal Investment Strategies – Vanguard New Jersey Long-Term
Tax-Exempt Fund
Comment:	Please specify if the New Jersey Long-Term Tax-Exempt Fund has a duration policy, and if so, consider including additional disclosure in the investment strategy discussion.

Response:	The Fund does not have a specified duration policy and manages to the maturity policy disclosed in the Principal Investment Strategies.

Comment 5:	Prospectus – Principal Investment Strategies – Vanguard New Jersey Long-Term
Tax-Exempt Fund
Comment:	Please explain how the New Jersey Long-Term Tax-Exempt Fund will invest the remaining 20% of its assets.

Response:	As disclosed in the Principal Investment Strategies, the Fund invests primarily in high-
quality municipal bonds issued by New Jersey state and local governments, as well as by regional governmental and public financing authorities. As of the fiscal period ended
November 30, 2016, the Fund had invested 97.6% of its net assets in municipal bonds issued by New Jersey state and local governments, as well as by regional governmental and public financing authorities.

The 80% policy disclosed in the Principal Investment Strategies sets forth the Fund’s policy to comply with rule 35d-1, also known as the Names Rule. Under this policy, the
Fund may invest up to 20% in assets whose income is not exempt from federal and New
Jersey state taxes. The assets that the Fund may invest in including within this 20% are

1 Letter to Craig S. Tyle, Esq., General Counsel, Investment Company Institute, from Barry D. Miller, Associate Director, Division of Investment Management, Securities and Exchange Commission (October 2, 1998) available at https://www.sec.gov/rules/other/ici1002.txt.

further limited by the non principal investment strategies disclosed under the Security
Selection subheading of the prospectus.

Comment 6:	Prospectus – Investing in Money Market Funds – Vanguard New Jersey Municipal
Money Market Fund
Comment:	Pursuant to Adopting Release IC- 31166, please clarify that the liquidity fee imposed when weekly liquid assets fall below 30% may be implemented as early as the same day that board determination to impose the fee is made. In contrast, please disclose that a default liquidity fee implemented in the event that weekly liquid assets fall below 10%
must be implemented at the start of the following business day after the board determination.

Response:	We have added the requested disclosure.

Comment 7:	Prospectus – Investing in Money Market Funds – Vanguard New Jersey Municipal
Money Market Fund
Comment:	Please clarify that exchanges will not be processed if there is a redemption gate and that investors will need to submit a new exchange request.

Response:	We have added the requested disclosure.

Comment 8:	Prospectus – Investing in Money Market Funds – Vanguard New Jersey Municipal
Money Market Fund
Comment:	Please confirm whether you will allow exchanges once a liquidity fee is in place.

Response:	We have clarified the requested disclosure.

Comment 9:	Prospectus – Investing in Money Market Funds – Vanguard New Jersey Municipal
Money Market Fund
Comment:	Please describe the use of fee proceeds by the New Jersey Municipal Money Market
Fund, including any possible return to shareholders in the form of a distribution.

Response:	We have clarified the relevant disclosure under the Basic Tax Points subheading of the prospectus.

Comment 10:	Prospectus – Investing in Money Market Funds – Vanguard New Jersey Municipal
Money Market Fund
Comment:	Please provide a general description of the process of fund liquidation if the New Jersey
Municipal Money Market Fund’s weekly liquid assets fall below 10% and the board determines that it would not be in the best interest of the Fund to continue operating.

Response:	We have added the requested disclosure.

Comment 11:	Prospectus – Security Selection – Vanguard New Jersey Long-Term Tax-Exempt
Fund
Comment:	Please clarify if investment in non-investment-grade securities is intended to be a principal investment strategy of the New Jersey Long-Term Tax-Exempt Fund and if so,
consider adding disclosure to the Principal Investment Strategies section.

Response:	The Fund does not intend to invest in non-investment-grade securities as part of its principal investment strategy.

Comment 12:	Prospectus – Back Cover Page – the Trust
Comment:	Pursuant to Item 1(b)(4) of Form N-1A, please confirm that the Trust’s Investment
Company Act file number is in type size smaller than that generally used in the prospectus (e.g., 8-point modern type).

Response:	We confirm that the Trust’s Investment Company Act file number on the back cover page is in type size smaller than that generally used in the prospectus.

Comment 13:	SAI – Investment Strategies, Risks, and Nonfundamental Policies
Comment:	In the OTC Swap Agreements policy, please explain in respect to the use of credit default swaps whether a Fund will segregate the full notional amount of the swap if it defaults.

In addition, please acknowledge that in respect to the use of total return swaps a new derivatives rule could be issued in the future that may impact the manner in which a Fund operates in relation to total return swaps.

Response:	We confirm in the event that a Fund sells credit default swaps that a Fund segregates assets equal to the full notional amount of the credit default swap.

We acknowledge that a new derivatives rule could be issued in the future that may impact the manner in which a Fund segregates assets in relation to total return swaps.

Comment 14:	SAI – Ownership of Fund Shares – Control Persons
Comment:	Pursuant to Item 18(a) of Form N-1A, please confirm that the Funds will comply with the
Item for any person who controls each Fund.

Response:	We confirm that the Funds will comply with Item 18(a) and disclose any control persons of each Fund as of 30 days prior to filing the definitive registration statement.

Please contact me at (610) 669-8439 with any questions or comments regarding the above responses. Thank you.

Sincerely,

/s/Christyn L. Rossman

Christyn L. Rossman
Senior Counsel
The Vanguard Group, Inc.